Mail Stop 4561

November 6, 2007

Mr. Sohaib Abbasi
Informatica Corporation
100 Cardinal Way
Redwood City, CA 94063

      Re: Informatica Corporation
               Form 10-K for the year ended December 31, 2006
               Form 10-Q for the period ended June 30, 2007
               Forms 8-K filed January 25, 2007, April 19, 2007, July 19, 2007, and
               October 18, 2007
               File No. 0-25871

Dear Mr. Abbasi:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Management's Discussion and Analysis, page 28

Results of Operations, page 34

1.   We note your analysis of revenues on pages 34 and 35 and have the following comments:

- We note that you acquired Similarity in January 2006, and we assume that this acquisition may have accounted for some of the increase in your revenues from 2005 to 2006. Please tell us what consideration you gave to quantifying the impact of this acquisition on your 2006 results to assist your readers in better understanding this matter.

- We note from your discussion of license revenues that you experienced increased value and breadth in your upgrades that are not part of your post-contract services during 2006. Please describe these upgrades to us in more detail, including explaining how and when they are sold and how you account for them.

- We note that one of the primary reasons for the increase in maintenance revenues was the consistently strong renewals of your maintenance contracts. Please tell us your renewal rates for each year for which you present an income statement, and tell us how you considered the guidance in Item 303 of Regulation S-K and our Release 33-8350, *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, in determining not to disclose these renewal rates.

2.   We note the analysis of your income tax provision on page 39. Please consider analyzing the change in your effective tax rate, rather than the dollar amount of the change in your provision, as we believe this provides your readers with a more meaningful analysis of changes and trends in your income taxes.

Liquidity and Capital Resources, page 40

3.   We note your analysis of financing cash flows on page 41. Please reconcile your disclosure of "net cash provided by financing activities" here to your disclosure of net cash provided by financing activities on the face of your statement of cash flows, and ensure that these disclosures agree in future filings.

Financial Statements for the Year Ended December 31, 2006

Note 2 – Summary of Significant Accounting Policies

Investments, page 53

4.   We note your statement that you classify all available-for-sale marketable securities, including those with original maturity dates greater than one year, as short-term investments. We also note from your disclosure at the top of page 70 that about one-third of your investments have contractual maturity dates more than one year from your balance sheet date. Please tell us how you considered the guidance in paragraph 17 of SFAS 115 in determining your balance sheet

classification of these securities, and tell us what consideration you gave to clarifying this matter for your readers.

Net Income (Loss) per Common Share, page 56

5.   We note your disclosure that your convertible notes were anti-dilutive during 2006. Please tell us how you considered the guidance in paragraph 40(c) of SFAS 128, as it does not appear that you have quantified the number of shares into which this debt converts.

Share-Based Payments, page 57

6.   We note from your disclosures on page 58 that the expected volatility used in your Black-Scholes option pricing model decreased in 2006 from 2005. Based on review of your fiscal 2007 Forms 10-Q, it appears that your expected volatility is decreasing further in 2007. Please explain to us, and clarify to your readers, why your volatility is decreasing over these periods.

Note 3 – Acquisitions, page 64

7.   Please provide us with a detailed analysis of significance under Rule 3-05 of Regulation S-X for Itemfield. In this regard, we note that you have not provided historical financial statements for Itemfield or pro forma financial statements reflecting this acquisition, and it is unclear to us that Itemfield was not significant.

8.   We note that for both your acquisition of Similarity and your acquisition of Itemfield, the vast majority of your purchase price was allocated to goodwill. Please respond to the following comments to help us better understand this matter:

- Please tell us your process for identifying other intangible assets, and tell us the methodologies that you have employed to value those other intangible assets in reasonable detail. In this regard, we note your statement that the identified intangible assets acquired were assigned fair values in accordance with SFAS 141, FIN 4 and other relevant guidance, but we are requesting a more detailed explanation.

- Please tell us what consideration you gave to disclosing your valuation methodologies for acquired other intangible assets in your Critical Accounting Policies within MD&A.

9.   We note your reference to a third-party appraiser in determining the allocation of the identifiable intangible assets related to the acquisition of Similarity and Itemfield. We note a similar reference to a third-party appraiser in your

discussion of IPR&D on page 38. If you choose to rely on an independent third party, you should identify the independent firm and include the expert's consent when the reference is included in a filing in the 1933 Act environment. In this regard, it appears that this Form 10-K may be incorporated by reference into your Form S-3 filed June 21, 2006. Please tell us how you considered the guidance in Rule 436(b) of Regulation C.

Exhibit 12

10.   We note that this Form 10-K appears to be incorporated by reference into your Form S-3 filed June 21, 2006. Please tell us what consideration you gave to providing the ratio of earnings to fixed charges in accordance with Item 503(d) of Regulation S-K.

Exhibits 31.1 and 31.2

11.   We note that your Section 302 certifications contain certain discrepancies from the wording indicated by Item 601(a)(31) of Regulation S-K. For example, in paragraphs two, three, and four you often refer to "this annual report" when the wording should read "this report," and in paragraph 4(d) you have excluded the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)." We remind you that the wording of your certifications should be *exactly* as set forth in Item 601(a)(31) of Regulation S-K. Please ensure that you provide the correct language in future filings.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007

Note 8 – Commitments and Contingencies, page 13

12.   We note your discussion of litigation on pages 14 and 15, including changes to the settlement proposal for the IPO securities litigation. We note in your disclosure that the plaintiffs and issuers have stated that they are prepared to discuss how the settlement might be amended or renegotiated to comply with the Second Circuit decision. If a new settlement is reached and you are legally liable for cash payments under the settlement, notwithstanding the fact that you expect your insurance to pay the settlement amount for you, we believe that you should quantify the settlement amount in your footnotes.

Note 12 – Significant Customer Information and Segment Reporting, page 17

13.   We note your disclosure on page 19 that in April 2007, you established business units for three key solutions: data integration, data quality, and on-demand. Please explain to us in more detail what you mean by "business units," and tell us

how you considered the guidance in SFAS 131 in determining whether these business units represent operating segments.

FORMS 8-K FILED JANUARY 25, 2007, APRIL 19, 2007, JULY 19, 2007, AND OCTOBER 18, 2007

14.   We note that your earnings releases contain non-GAAP net income and non-GAAP diluted net income per share. We have the following comments:

- We read that these non-GAAP measures "are among the primary indicators management uses as a basis for its planning and forecasting of future periods." As these measures appear to be only a few of the indicators used by management for planning and forecasting of future periods, please tell us in more detail, and clarify to your readers, the substantive reasons why you believe these particular measures provide useful information to investors. In this regard, we note your disclosure that these measures provide comparability to similar companies in your industry, but it is unclear to us that similar companies would not also have amortization of acquired intangibles and stock compensation expense, since acquisitions and stock compensation are common occurrences for many businesses. Also tell us what consideration you gave to disclosing the other primary indicators used by management for planning and forecasting.

- We note that the items for which you are adjusting net income all appear to be of a recurring nature for your company. Since you are using these measures as performance measures, please tell us how you considered the guidance in Question 8 of our *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*. In this regard, it is unclear to us that you have provided all of the disclosures indicated in this FAQ and met the burden of demonstrating that a measure that removes recurring expenses is useful to investors. Also tell us how you considered the guidance in Question 2 of SAB Topic 14G. If you consider changing your disclosures concerning these measures, please show us what these changes would look like.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Thompson, Staff Accountant, at 202-551-3737, Patrick Gilmore, Staff Accountant, at 202-551-3406, or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief